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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                                                                               June 2005

Commission File Number:                                                                                                                                               000-24980

KENSINGTON RESOURCES LTD.

(Translation of registrant’s name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (09-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 2100, P.O. Box 11606 650 W. Georgia Street Vancouver, British Columbia Canada, V6B 4N9
Item 2.	Date of Material Change June 13, 2005
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on June 13, 2005 and filed on SEDAR on June 14, 2005.
Item 4.

Summary of Material Change

Kensington Resources Ltd. announced an update on drilling of high interest targets in the south Fort à la Corne cluster. A total of 38 HQ coreholes (diameter of 2.5 inches or 63.5 mm) with intersections totaling 2,920.9 metres have been completed on eight kimberlite bodies including the western part of the Star Kimberlite.  A minimum of 130 HQ coreholes are planned during the 2005 program which is budgeted at CDN $25.6 million.

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  Robert A. McCallum, President & CEO, telephone:  (604) 682-0020.

Item 9.	Date of Report June 23, 2005

Schedule A

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

KENSINGTON RESOURCES LTD. ANNOUNCES

PROGRESS ON 2005 DRILLING PROGRAM

Vancouver, B.C., Monday, June 13, 2005 – Kensington Resources Ltd. (the “Company”) announces an update on drilling of high interest targets in the south Fort à la Corne cluster. A total of 38 HQ coreholes (diameter of 2.5 inches or 63.5 mm) with intersections totaling 2,920.9 metres have been completed on eight kimberlite bodies including the western part of the Star Kimberlite.  A minimum of 130 HQ coreholes are planned during the 2005 program which is budgeted at CDN $25.6 million.

Drilling on the western portion of the Star Kimberlite was one of the top priority targets in the 2005 drill program.

“We are pleased to confirm evidence of thick intervals of Early Joli Fou kimberlite in three of the coreholes,” says Robert McCallum, President and CEO Kensington Resources Ltd. “We expect that a substantial amount of Star Kimberlite exists on Joint Venture land. The Early Joli Fou provided successful grade and value results for Shore Gold, and we want to determine whether the Joint Venture portion offers the same potential economic opportunities.”

Fifteen coreholes have been planned for the Star Kimberlite to investigate the westward extent of prospective Early Joli Fou high-grade kimberlite that extends onto the Joint Venture boundary.  Eight coreholes have been completed with a combined total intersection of 394.9 metres of kimberlite from 1,679.0 metres of drilling. Individual intersections of kimberlite range from 8.8 to 118.95 metres. The identification of Early Joli Fou kimberlite was based on comparison of core to detailed kimberlite descriptions available in public domain assessment reports (Saskatchewan Industry and Resources) and to data from Shore Gold Inc. technical reports on SEDAR.

Drilling continues on the property with three Boart-Longyear LF-70 core rigs operating on 24 hour schedules.  Table One shows a summary of drilling results to date for all of the kimberlite bodies investigated this year.

Table One:

Fort à la Corne Joint Venture Core Drilling Summary to June 11, 2005

Kimberlite Body	Number of Coreholes Planned	Number of Coreholes in Progress	Number of Coreholes Completed	Total Drilled Interval (m)	Total Kimberlite Interval (m)	Thickest Kimberlite Interval (m)
Star	15	0	8	1,679.0	394.9	118.95
134	5	0	5	1,134.0	474.4	145.1
145	11	0	10	2,283.0	974.9	176.5
219	12	1	10	2,219.6	812.9	208.1
133	6	1	1	228.0	36.9	36.9
119	6	1	2	432.0	73.9	44.6
140	1	0	1	249.0	148.5
150	1	0	1	249.0	4.5
Total:	57	3	38	8,473.6	2,920.9

Other conceptual studies that are included in the Advanced Exploration and Evaluation (AE&E) Plan are progressing under the joint management of De Beers Canada Inc. and their alliance partner, AMEC.  “Kensington Resources Ltd. leads several of these initiatives, particularly in the development of mining, waste management and infrastructure concepts and development of government liaison strategies,” states Robert A. McCallum. “It should be noted that including traditional pre-feasibility steps at this stage of our program demonstrates the Joint Venture’s desire to reach a production decision as soon as possible in response to the world diamond supply shortfall.”

The first phase of the AE&E Plan will mainly consist of geological drilling and microdiamond analysis to determine the internal geology and grades of the targeted kimberlites.

For additional information concerning the 2005 drilling results, please see our website at www.kensington-resources.com.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a Joint Venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the Joint Venture partners have entered into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.

Suite 2100, P.O. Box 11606

650 W. Georgia Street

Vancouver, British Columbia,

CANADA  V6B 4N9

Tel:  1-800-514-7859 or (604) 682-0020

Fax:  (604) 682-0021

Website: www.kensington-resources.com

-Mail: rob-mccallum@kensington-resources.com

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations

Tel:  1-800-710-6083

E-mail: mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SUPPLEMENTAL INFORMATION TO JUNE 13, 2005 NEWS RELEASE

Kensington Resources Ltd. (the “Company”) reports an update on drilling progress of high interest targets in the south Fort à la Corne cluster as the Advanced Exploration and Evaluation Plan (AE&E) program proceeds through its first phase.  A total of 38 HQ coreholes (diameter of 2.5 inches or 63.5 mm) with intersections totalling 2,920.9 metres have been completed on eight kimberlite bodies including the western part of the Star Kimberlite.  Drilling continues at an even pace on the property with three Boart-Longyear LF-70 core rigs operating on 24 hour schedules.  Methodical geotechnical measurements are conducted on each core including magnetic susceptibility, rock competence, core quality, and density of natural fractures.  Detailed core logging is in progress by De Beers’ experts and preparations for slabbing the core and sampling for diamond recovery are underway in the Joint Venture warehouse located in Saskatoon. The objective of this approach is to identify sufficient higher-grade kimberlite to move forward with delineation drilling and minibulk sampling in the subsequent phases of the AE&E Plan.

On the Star Kimberlite, fifteen coreholes have been planned to investigate the westward extent of prospective Early Joli Fou high-grade kimberlite that was recently the subject of a successful 25,000-tonne bulk sampling program by Shore Gold Inc.  Eight coreholes have been completed with a combined intersection of 394.9 metres of kimberlite from 1,679.0 metres of drilling.  Individual intersections of kimberlite range from 8.8 to 118.95 metres.  Table One shows a summary of drilling results to date.

Thicker intervals of the prospective Early Joli Fou kimberlite unit were identified in three of the drillholes.  These were identified based on comparison of core to detailed kimberlite descriptions available in public domain assessment reports (Saskatchewan Industry and Resources) and to data from Shore Gold Inc. technical reports on SEDAR.  The greatest interval of this unit recovered thus far by JV operator, De Beers Canada Inc., is some 77 metres thick, although at least 5 of the remaining 6-7 coreholes planned for this body are targeted in the area immediately west of Shore Gold’s bulk sample shaft.  These holes will be drilled later this summer once access conditions improve.

Table One:

Fort à la Corne Joint Venture Core Drilling Summary to June 11, 2005

Kimberlite Body	Number of Coreholes Planned	Number of Coreholes in Progress	Number of Coreholes Completed	Total Drilled Interval (m)	Total Kimberlite Interval (m)	Thickest Kimberlite Interval (m)
Star	15	0	8	1,679.0	394.9	118.95
134	5	0	5	1,134.0	474.4	145.1
145	11	0	10	2,283.0	974.9	176.5
219	12	1	10	2,219.6	812.9	208.1
133	6	1	1	228.0	36.9	36.9
119	6	1	2	432.0	73.9	44.6
140	1	0	1	249.0	148.5
150	1	0	1	249.0	4.5
Total:	57	3	38	8,473.6	2,920.9

Five coreholes were completed on Kimberlite 134 as part of the westward extending pattern of holes to map the relationship of the Star Kimberlite to the geology and diamond content of Kimberlite 134.  A total of 474.4 metres of kimberlite was intersected in 1,134 metres of drilling with individual kimberlite intervals ranging from 40.7 to 145.1 metres.  Finer grained kimberlite was encountered in four of the boreholes while a coarser, more prospective unit was logged in the northern vent-proximal hole.

Drilling on adjoined high-priority kimberlites targets 219 and 145 is nearly complete.  Ten of eleven coreholes were completed on Kimberlite 145 with a combined kimberlite intersection of 974.9 metres from 2,283.0 metres drilled.  Kimberlite intersections ranged from 41.7 to 176.5 metres with five of the holes in excess of 100 metres.  Ten of twelve coreholes were completed on Kimberlite 219 with a combined kimberlite intersection of 812.9 metres from 2,219.6 metres drilled.  Kimberlite intersections ranged from 22.9 to 208.1 metres in thickness, although the remaining drillholes are targeted on the thicker part of the body based on modeling of geophysical data.  The 22.9 metre interval of kimberlite was encountered in a drillhole targeted between the two bodies, but east of a narrow ridge of kimberlite that bridges the kimberlites with thicknesses ranging from ~70 to 140 metres.

Core drilling is currently in progress on Kimberlite Bodies 133 and 119, which were elevated in the order of priority due to field logistics and opportunities to decrease costs.  In addition, 5 sonic drillholes were completed in overburden for hydrogeological (ground water) testing including methodical packer testing, and installation of piezometers (a device that measures groundwater levels) on Kimberlite Body 140 and close to body 150.  Two of these holes were extended to depths of 249.0 metres using a core rig for testing of deeper hydrogeological intervals.

Downhole geophysics will be conducted on most or all of the kimberlite targets.  This type of survey provides information on the physical characteristics of the kimberlites as well as providing supplemental data to refine the placement of boundaries between significant kimberlite units. First pass logging was completed on suitable holes remaining from the 2004 program and all eight of the completed coreholes on the Star Kimberlite have had full downhole surveys.

Other conceptual studies that are included in the current AE&E Plan are progressing under the joint management of De Beers Canada Inc. and their alliance partner, AMEC.  Several of these investigations include: environmental baseline studies and heritage resource impact assessments, metallurgical studies based on geotechnical data, updating of conceptual studies and mining plans, ongoing development of mining, waste management and infrastructure concepts and development of government liaison strategies.  Kensington staff members lead several of these efforts and contribute substantially to the latter three points of this list.

The 2005 program forms part of a three and a half year AE&E program to evaluate a number of priority kimberlites in the southern part of the claims and to map a projected target of 70 million carats in-ground from several high-grade zones to a level of Inferred Resource.  CDN $25.6 million will cover the cost for the first phase of the AE&E program, which will mainly consist of geological drilling and microdiamond analysis to determine the internal geology and grades of the targeted kimberlites. The Joint Venture partners have planned a minimum of 130 HQ coreholes during the 2005 program that will be distributed over the 14 bodies on individual grids of approximately 150-200 metres.  Evaluation and planning for a decision on minibulk sampling during 2005 is in progress.

The ongoing drilling activity contributes valuable data towards the delineation of higher-grade zones.  This is the focus of the current phase AE&E Plan.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 2100, P.O. Box 11606 650 W. Georgia Street Vancouver, British Columbia Canada, V6B 4N9
Item 2.	Date of Material Change June 14, 2005
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on June 14, 2005 and filed on SEDAR on June 15, 2005.
Item 4.

Summary of Material Change

Kensington Resources Ltd. (the “Company”) announced the election of William E. Zimmerman and Christopher G. Baldwin to the Board of Directors at the Company’s annual general meeting. James R. Rothwell, Robert A. McCallum, Tony Pezzotti and William E. Stanley were re-elected and will continue to serve as directors.

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  Robert A. McCallum, President & CEO, telephone:  (604) 682-0020.

Item 9.	Date of Report June 24, 2005

Schedule A

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

KENSINGTON RESOURCES LTD. ELECTS ZIMMERMAN AND BALDWIN TO BOARD OF DIRECTORS

Vancouver, B.C., Tuesday, June 14, 2005 – Kensington Resources Ltd. (the “Company”) yesterday elected William E. Zimmerman and Christopher G. Baldwin to the Board of Directors at the Company’s annual general meeting. James R. Rothwell, Robert A. McCallum, Tony Pezzotti and William E. Stanley were re-elected and will continue to serve as directors.

“We are very pleased to have Bill Zimmerman and Chris Baldwin involved with Kensington Resources Ltd. as we enter a period of increased activity and growth.  Both are leaders in their respective fields, and bring proven expertise in Canada’s diamond industry to the Company,” states Robert A. McCallum, President & CEO of Kensington Resources Ltd.  “The strengthening of our Board is yet another corporate accomplishment for Kensington Resources Ltd. The Company is attracting premier leadership talents that strengthen our ability to establish an aggressive role in the co-management of the Fort à la Corne Diamond Project. Our corporate objective remains focused on the best interests of our shareholders, with a view to improving value in this Company through excellent project management and by advancing the profile of Kensington Resources Ltd.”

Mr. Zimmerman previously served as director of the Company between June 1, 2001 and June 11, 2004.  As the former President of BHP Diamonds Inc., he was responsible for developing new diamond opportunities and the sorting, valuation and sales of diamond produced from the Ekati Diamond Mine. Mr. Zimmerman became involved in the Ekati Diamond Project in 1994 and led the team that developed and implemented the successful strategy for selling diamonds from Canada’s first diamond mine to world markets.  He has over 30 years of business experience in natural resources, specializing in the development and implementation of successful marketing strategies of commodities including diamonds.

Mr. Baldwin is a corporate/commercial lawyer and partner in the Vancouver office of Lawson Lundell LLP.  He has been practising for almost 30 years, and has significant experience advising mining companies on project development.

Robert McCallum told the assembled audience, “We also recognize the many contributions made by David H. Stone and Murray Tildesley during their tenure and would like to express our appreciation for their past service on our board and for their continued involvement with the Company as members of the Technical Advisory Board.”

Shareholders also approved the reappointment of Deloitte and Touche LLP as auditor and the adoption of a new Stock Option Plan.  An archive of President & CEO Robert A. McCallum’s presentation from the meeting will be posted on the Company's website at www.kensington-resources.com.

At the board meeting following the annual general meeting, the board of directors also appointed James R. Rothwell as Chairman, Robert A. McCallum as President & CEO and Christopher G. Baldwin as Corporate Secretary.

Further, the Company reports the granting of 250,000 stock options exercisable at a price of $2.13 per share for a five-year period to employees and consultants of the Company.  The stock options shall vest over a one year period and are subject to regulatory approval of the new Stock Option Plan.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners have entered into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.

Suite 2100, P.O. Box 11606

650 W. Georgia Street

Vancouver, British Columbia, CANADA V6B 4N9

Tel:  1-800-514-7859 or (604) 682-0020

Fax:  (604) 682-0021

Website:  www.kensington-resources.com

E-Mail:  rob-mccallum@kensington-resources.com

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations

Tel:  1-800-710-6083

E-mail:  mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

GRANT OF STOCK OPTIONS

Vancouver, B.C., Monday, June 20, 2005 – Kensington Resources Ltd. (the “Company”) reports the granting of 300,000 stock options exercisable at a price of $2.10 per share for a five-year period to directors and officers of the Company.  The stock options are subject to regulatory approval.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners have entered into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.

Suite 2100, P.O. Box 11606

650 W. Georgia Street

Vancouver, British Columbia, CANADA V6B 4N9

Tel:  1-800-514-7859 or (604) 682-0020

Fax:  (604) 682-0021

Website:  www.kensington-resources.com

E-Mail:  rob-mccallum@kensington-resources.com

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations

Tel:  1-800-710-6083

E-mail:  mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.

(Registrant)

October 13, 2005

By: /s/ Robert A. McCallum

Date

Robert A. McCallum

President, CEO and Director